UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 is a press release issued by Scorpio Tankers Inc. (the "Company") on October 30, 2025 announcing the financial results for the third quarter of 2025 and an increase to its quarterly dividend.

The information contained in this Report on Form 6-K, with the exception of the information contained on page 3 of Exhibit 99.1 under the heading "Conference Call" is hereby incorporated by reference into the Company's registration statements on Form F-3 (Registration No. 333-286015) and S-8 (Registration No. 333-290540) that were filed with the U.S. Securities and Exchange Commission, with effective dates of March 21, 2025 and September 26, 2025, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: October 30, 2025
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer